# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of The Securities Exchange Act Of 1934**

August 22, 2006
Date of Report (Date of earliest event reported)

**GREEN MOUNTAIN POWER CORPORATION**
(Exact name of registrant as specified in its charter)

**VERMONT**
(State of other jurisdiction of incorporation)

| | |
|---|---|
| **1-8291** | **03-0127430** |
| (Commission File Number) | (IRS Employer Identification Number) |

**163 ACORN LANE**
**COLCHESTER, VT 05446**
(Address and zip code of principal executive offices)

**(802) 864-5731**
(Registrant's telephone number, including area code)

**N/A**
(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01. Other Events.**

Green Mountain Power Corporation announced today that it has reached a settlement with the Vermont Department of Public Service in both the Company's pending rate case and in the alternative regulatory plan it proposed in April. The settlement agreement does not involve all parties to the case and must be approved by the Vermont Public Service Board.

If the rate case settlement is approved by the Vermont Public Service Board, Green Mountain Power's rates would increase 9.58 percent above existing rates, effective with service beginning January 1, 2007. If the Board also approves the alternative regulatory plan, savings included in that plan would reduce the rate increase to 9.09 percent.

**Item 9.01.  Financial Statements and Exhibits.**

(d) *Exhibits.*

| Exhibit | Description |
|---------|-------------|
| 99.1 | Press release announcing a settlement with the Vermont Department of Public Service in both the Company's pending rate case and in the alternative regulatory plan. |

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**GREEN MOUNTAIN POWER CORPORATION**
(Registrant)

Date: August 22, 2006

By: /s/ Dawn D. Bugbee

    Name: Dawn D. Bugbee
    Title: Vice President and Chief Financial Officer
    (principal accounting officer)

| Exhibit | Description |
| --- | --- |
| 99.1 | Press release announcing a settlement with the Vermont Department of Public Service in both the Company's pending rate case and in the alternative regulatory plan. |

Exhibit 99.1

GREEN MOUNTAIN POWER AND
VERMONT DEPARTMENT OF PUBLIC SERVICE
REACH RATE SETTLEMENT

COLCHESTER, VT… Green Mountain Power Corporation (NYSE: GMP) announced today that it has reached a settlement with the Vermont Department of Public Service in both the Company's pending rate case and in the alternative regulatory plan it proposed in April.

If the rate case settlement is approved by the Vermont Public Service Board, Green Mountain Power's rates would increase 9.58 percent above existing rates, effective with service beginning January 1, 2007. If the Board also approves the alternative regulatory plan, savings included in that plan would reduce the rate increase to 9.09 percent.

Green Mountain Power president and chief executive officer Christopher L. Dutton said, "This agreement fairly reflects the rising cost of power we must purchase in an increasingly volatile wholesale market to meet the needs of our customers. We appreciate the significant efforts of the Department in reaching this agreement."

The 11.95 percent increase that Green Mountain Power originally requested in April was comprised entirely of rising wholesale power and transmission costs. Internal GMP efficiency efforts have enabled the company, on balance, to keep all other costs flat. Company rates have risen less than three percent since January 2001 reflecting the success of these efficiency efforts.

"This rate increase is driven by the need to replace a low-cost power contract that expires at the end of 2006 with significantly higher cost power purchased under a new contract that reflects today's much higher wholesale prices," said Mr. Dutton. "With the Department's help, we were able to use updated data to revise forecasts of future power supply costs, which resulted in a lower rate increase than originally requested."

Rising energy costs are driving up rates for most other utilities in Vermont, New England and across the country, with requested increases running as high as 72 percent in Maryland. In Vermont, rate hikes pending or approved in the last year range from six percent to 23 percent.

Green Mountain Power and the Department have also agreed to establish a new regulatory framework for the Company, as encouraged last year by the Legislature. Green Mountain Power is the first electric utility in the state to file a plan under this statute, which established a public policy goal of separating the financial success of a utility from increased electricity sales, thereby removing potential barriers to energy conservation.

"This plan creates incentives for the Company to become even more efficient and to improve our already superior customer service as well as providing for more streamlined cost recovery," Mr. Dutton said. "Efficiency savings will be shared with our customers along with any reduction in borrowing costs associated with improvements in our credit rating. In addition, Green Mountain Power will direct additional shareholder dollars to Power Partners, our existing low income assistance program."

The average bill for a Green Mountain Power residential customer using 500 kWh in a month would increase by $6.51 per month (from $68.04 to $74.55) under the settlement if alternative regulation is not approved and $6.18 per month (from $68.04 to $74.22) if alternative regulation is approved.

The settlement agreement does not involve all parties to the case and must be approved by the Vermont Public Service Board.

Green Mountain Power Corporation is an investor-owned electric utility serving 90,000 customers in Vermont.